

December 17, 2010

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, MA 02780-1042

> **Re: Kopin Corporation**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 8, 2010**
> **File No. 000-19882**

Dear Mr. Sneider:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 9A. Controls and Procedures, page 43

Changes in Internal Control Over Financial Reporting, page 44

1.   We note your disclosure that there "no <u>significant</u> changes were made to our internal controls during our fourth fiscal quarter." Item 308(c) of Regulation S-K requires you to disclose <u>any change</u> in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether they were any changes required to be disclosed by Item 308(c) of Regulation S-K for the fiscal quarter ended December 26, 2009. In addition, please also revise future filings to disclose any changes that meet the requirements of Item 308(c) of Regulation S-K.

Amounts Due from and Due to Affiliates, page 64

2.   We noted that you recorded $6.3 million of income from the sale of patent license fees in fiscal 2009. Please revise your disclosures in future filings to include greater detail about the material terms of the patent sale agreements whereby you sold the patents and recognized income based on the sublicensing of those patents. Please also discuss the cost basis and expenses underlying the transaction, how the gross or net amount of income was calculated and why presentation of the item as a component of non-operating income was appropriate. Finally, provide us with a draft of the changes you plan to make to your future disclosures in response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief